NYSE MKT LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

May 7, 2013

Pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder, NYSE MKT LLC (“NYSE MKT” or the “Exchange”), has determined to strike from listing and registration on the Exchange the following:

GeoGlobal Resources, Inc.

Common Stock, $.001 par value

Commission File Number – 001-32158

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreement with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(iv) of the NYSE MKT Company Guide (the “Company Guide”) which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

(b)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from the list, a company’s common stock that sells for a substantial period of time at a low price per share, if the company shall fail to effect a reverse split of such shares within a reasonable time after being notified that the Exchange deems such action to be appropriate.

(c)

Sections 134 and 1101 of the Company Guide which state, in part, that an issuer having a security listed on the Exchange is required to file with the Exchange three (3) copies of all reports and other documents filed or required to be filed with the SEC. Listed issuers must comply with applicable SEC requirements with respect to the filing of reports and other documents through the SEC's Electronic Data Gathering Analysis and Retrieval ("EDGAR") system, and an issuer which submits such reports through EDGAR (as well as any reports which are permitted but not required to be submitted through EDGAR) will be deemed to have satisfied its filing requirement to the Exchange.  All required reports shall be filed with the Exchange on or before the date they are required to be filed with the SEC or appropriate regulatory authority

2.

The common stock of GeoGlobal Resources, Inc. (the “Company”) does not qualify for continued listing for the following reasons:

(a)

In a press release dated April 17, 2013, the Company disclosed that it did not  have sufficient funding to file its audited financial statements for the period ended December 31, 2012.  The Company has significant current liabilities, including professional fees, that it has been unable to pay.  In addition, the Company stated that its unaudited financial statements have been prepared on a going concern basis. For the year ended December 31, 2012, the Company incurred a net loss of approximately $21.8 million, used approximately $1.8 million of cash flow in operating activities, used approximately $9.7 million in its investing activities, had a working capital deficit of $19.1 million and an accumulated deficit of $82 million.   These matters raise substantial doubt about the Company’s ability to continue as a going concern.

(b)

As of December 31, 2012, the Company had $800,000 in cash and cash equivalents.  Approximately $100,000 is committed for expenses related to its joint venture in Israel.  The remaining $700,000 is available for general operations and to meet the Company’s current liabilities of $12.1 million and exploration commitments of $21.9 million.  The Company stated that the $700,000 “is not sufficient to meets its ongoing operational requirements.”  In addition, the Company has taken action to minimize its ongoing operational expenses, including cutting staff in its Canadian and Indian Offices.  The Company stated that if certain financing transactions are not completed, “the Company will be forced to substantially curtail or cease exploration, appraisal and development expenditures and other operating activities.”

(c)

To date, the Company has not effected a reverse split of its Common Stock.  The price of the Company’s Common Stock has continued to decline to close at only $0.02 per shares on April 29, 2013.

(d)

To date, the Company has not filed its audited financial statements for the period ended December 31, 2012 on a Form 10-K, as required by the SEC and the Exchange.

2.

In reviewing the eligibility of the Company’s common stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On November 30, 2012, the Company was notified by the Exchange that following a review of its Form 10-Q for the period ended September 30, 2012, it was not in compliance with Section 1003(a)(iv) and Section 1003(f)(v) of the Company Guide in that it was financially impaired and trading at a low price per share.  Staff’s letter also advised that the Company’s continued listing depended upon the Company effecting a reverse stock split by June 28, 2013.  In accordance with Section 1009 of the Company Guide, the Company was offered the opportunity to submit a plan of compliance (the “Plan”) by December 31, 2012, advising the Exchange of actions it had taken, or would take, to regain compliance with Section 1003(a)(iv) by March 29, 2013 ( the “Plan Period”).

(b)

On December 31, 2012, the Company submitted a Plan, supplemented on February 11, 2012, to regain compliance with the Exchange’s continued listing standards by the Plan Period.

(c)

On February 15, 2013, the Exchange notified the Company that the Exchange had accepted the Plan and granted the Company until May 31, 2013 to regain compliance with Section 1003(a)(iv).

(d)

After continuing to review the Plan and the information provided by the Company as well as publicly available information, Staff determined that the Company had not made progress consistent with the Plan and had not reasonably demonstrated its ability to regain compliance with the continued listing standards by the end of the Plan Period.

(e)

Based on the foregoing, the Exchange determined that the Company’s common stock was subject to immediate delisting proceedings pursuant to Section 1009 of the Company Guide.  By letter dated April 17, 2013, Staff notified the Company of its determination to delist the Company’s Common Stock, $.001 par value.  In addition, Staff notified the Company that it was also non-compliant with Sections 134 and 1101 of the Company Guide, due to its failure to file the Form 10-K.  Due to Staff’s Determination to initiate delisting proceedings, Staff has determined in accordance with Section 1009(a)(ii) of the Company Guide that it is necessary and appropriate for the protection of investors to truncate the continued listing evaluation and follow-up procedures as set forth in Section 1009 of the Company Guide.  The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or by April 24, 2013.

(f)

The Company did not appeal the Staff Determination to the Panel within the requisite time period and has not otherwise regained compliance with the continued listing standards. To date, the Company remains non-compliant with Sections 1003(a)(iv), 1003(f)(v), 134 and 1101.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

2.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

3.

The Exchange official whose signature is set forth below is duly authorized to file this application.

4.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s common stock from listing and/or registration by issuing a press release and posting notice on www.nyx.com.  Further, a copy of this application has been forwarded to Mr. Paul B. Miller, President and Chief Executive Officer, GeoGlobal Resources, Inc., at the Company’s last known business address.

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE MKT LLC